File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F    ✓       Form 40-F        .

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

     Yes           No    ✓    .

     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .]

Monthly Sales Report — January 2004
Regulated Announcement for the month of January 2004
Press RElease for the month of January 2004
4Q'03 Investor Conference Presentation Materials
SIGNATURES

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2004

     This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2004.

Sales volume (NT$: Thousand)

Time	Item	2004	2002	Changes	(%)

January	Invoice amount	1,404,302	1,045,271	359,031	34.35%
January	Net Sales	1,394,192	1,034,693	359,499	34.74%

Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	December , 2003 end	January , 2004 end	Limit of lending

MXIC	0	0	12,574,885
MXIC’s subsidiaries	1,448,692	1,448,692	5,662,844

Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	January	Bal. As of period end

MXIC	12,574,885	0	4,325,908
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,325,908
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose:

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets/liabilities	1,340	Underlying assets/liabilities	0
Financial instruments	2,3	Financial instruments	0
Realized profit (loss)	-1	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of January 2004.

The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of shares
		held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	December 31, 2003	January 31, 2004	Changes

Vice President	J.P. Peng	0	7,143,767	7,102,767	-41,000
Assistant Vice President	Y.L. Lin	0	10,473,413	10,356,413	-117,000
Assistant Vice President	H.C.Liu	0	964,356	851,356	-113,000
Assistant Vice President	Shaw Yin	0	270,000	250,000	-20,000
Assistant Vice President	Paul Yeh	0	9,714,102	9,597,102	-117,000

The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :

		Number of pledged		Accumulated number
		common shares as of		of pledged common
Title	Name	December 31, 2003	Date of the pledge	shares

Director and Vice President	Tom Yiu	0	2004/01/14	1,000,000

Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
December 31, 2003	December 31, 2003	January 31, 2004	January 31, 2004

1,434,225.3	14,342,253.0	1,425,125.3	14,251,253.0

Outstanding amount of Convertible Bonds :

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on December 31, 2003	On January 31, 2004

0.5% Convertible Bonds Due 2007	NT$28.2329	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$11.9584	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2004

     This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of January 2004

The acquisition of assets :

		Trade Quantity	Purchase Price (Per Unit)
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)

2004/01/01	Mega Diamond Bond Fund	27,237,071.47	11.0144	300,000,000

The disposition of assets :

		Trade Quantity	Purchase Price (Per Unit)
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)

2004/01/01	Shinco Ji Sin Bond Fund	21,296,986.48	14.1064	300,423,810

Macronix International Co., Ltd.

16, Li-Hsin Road, Science Park, Hsin-Chu, Taiwan, R.O.C.
Tel: +886 3 578 6688                            Fax: +886 3 563 2888

1/30/2004

MXIC Reports Fourth Quarter and Annual Results

•	Posted net sales revenues of NT$5,470 million for the quarter, an increase of 12 percent sequentially

•	Generated gross profit of NT$391 million, a positive turn with 7 percent of the gross margin rate

•	Narrowed the loss by NT$400 million, with net loss of NT$794 million for the quarter and improved 33 percent sequentially and 61 percent year over year

•	EPS was NT$(0.15) for the fourth quarter

•	Maintained high level of the capacity utilization rate at 89 percent

     Hsin-Chu, Taiwan, R.O.C. – Macronix International (NASDAQ: MXICY, TSEC: 2337) today reported unaudited financial results of the fourth quarter end on December 31, 2003. The Company reported its positive gross margin for the quarter since first quarter 2002, posting net loss for the quarter that was NT$(794) million or NT$(0.15) per share.

Net Sales Revenue and Income (Loss) before Tax

     The Company recorded the fourth quarter revenues of NT$5,470 million, which is an increase of 12 percent from the NT$4,904 million sequentially and up 17% from NT$4,673 million in the year-ago quarter. The sales growth was significantly contributed from the seasonal demand of Flash, SLC and SMS products,

     The net loss of NT$(794) million was a decrease of 33 percent sequentially and a decrease of 61 percent year over year. EPS was NT$(0.15) for the fourth quarter. The net loss included the following extraordinary items, a negative impact of charges associated with the unrealized loss provision of long term investment, and the idle fixed asset impairment charge. If excluded the extraordinary items, the net loss for the quarter was NT$418 million.

     For the fiscal 2003, the Company reported revenues of NT$17,395 million up 8 percent, compared with $16,075 million in fiscal 2002. The net loss was NT$(8,198) million or NT$(2.13) per share, compared with a net loss of NT$(11,357) million or NT$(3.10) per share for the fiscal 2002.

Gross Margin and Operating Expenses

     Gross margin for the quarter was 7 percent of revenues compared with negative 16 percent for the third quarter of fiscal 2003, a sequential improvement of about 23 percentage point. Gross profit for the quarter was turned positively to NT$391 million compared to Gross loss of NT$(788) million in the previous quarter. The improvement was primarily due to a favorable product price trend, continued cost reductions through technology migration, and

Favorable variance in capacity loss. Price variance for the quarter improved NT$827 million, representing the favorable price trend with the help of continuing technology migration to streamline the production and to improve the cost structure. In the quarter, Mask ROM products were the primary segment accounted for the gross profit improvement while the Company keep dominated in the Mask ROM market worldwide.

     Under the cost-down policy, the Company continuously focused on major research and development projects while streamlining the business operations. Operating expenses for the quarter were NT$1,003 million, with an improvement of 33 percent, compared to the same period of fiscal 2002. Operating loss was trimmed off 68 percent to NT$(612) million for the quarter, compared to NT$(1,902) million in the third quarter of fiscal 2003.

     Macronix International aims at generating more sales and trimming off the operating expense in fiscal 2003. Operating expenses for fiscal 2003 were NT$4,406 million, compared to NT$5,694 million in fiscal 2002. Operating loss of fiscal 2003 was NT$(7,565) million as compared with NT$(6,462) million for fiscal 2002. The increase in operating loss was significantly due to the negative impact of gross loss incurred in the first half of fiscal 2003.

A. Flash Accounted for 32% of Net Sales Revenue and Keep Strong Momentum

     Sales in Flash products continued to grow for the quarter and accounted for 32% of net sales revenue, representing a 12 percent growth sequentially and up 10 percent year over year. The unit shipment of Flash continue to register new records, the unit shipment increase 6 percent sequentially and 36 percent year over year, The Average Selling Price of lower density Flash products recovered due to strong end market demands. The advanced process migration was smoothly and improved the production cost per unit. Mask ROM accounted for 42 percent of net sales revenue, and slightly declined 10 percent sequentially, the unit shipment declined 16 percent due to the seasonal pattern. Sales in SLC products enhanced quarterly and accounted for 7 percent of net sales revenue, up 97 percent sequentially, Sales in SMS products continued to pump in and accounted for 18 percent of net sales revenue, up 69 percent sequentially, based on the contractual shipment for Renesas.

0.15um & 0.18 um Advanced Process Technology Accounted for 42%

     Advanced process technology (line width under 0.18 um) collectively accounted for 42 percent of revenue for the fourth quarter of fiscal 2003. Sales to most of the territories experienced two-digit growth over the quarter, except for the sales to US territory, which was due to the seasonal pattern in PC Arena.

     Sales from the consumer electronics accounted for 60 percent of revenue for the fourth quarter of fiscal 2003 and remained as the key revenue driver. Sales in communication application accounted for 23 percent, kept growing and mainly benefited from the orders of 128Mb Flash products from Renesas for the handset market in Japan. Computer and peripheral applications segment accounted for 17 percent of the revenue in the fourth quarter of fiscal 2003.

Liquidity and Financial Highlights

     As of December 31, 2003, Macronix International had NT$9.85 billion in cash and cash equivalents. The cash position would add up to NT$11 billion including the restricted deposits. The financial strength remained sound in fiscal 2003 while the inventory maintained at healthy level of NT$ 4.02 billion with a decrease of NT$162 million in the forth quarter and the total liability decreased to NT$28.3 billion, a decrease of NT$6.38 billion, compared to NT$34.7 billion as the end of December, 2002. Owner’s Equity was NT$29 billion. Capital expenditure for the quarter was NT$190 million. Depreciation and amortization expenses were NT$2.1 billion for the quarter, with a decline of NT$278 million. Cash flow from operation remained healthy while the Company generated NT$2.2 billion in cash from operation.

The following tables summarized MXIC’s financial highlights:

				QoQ	YoY
				Change	Change
Unit: NT$ in million,except EPS	2003/Q4	2003/Q3	2002/Q4	Increase	(Decrease)

Net Sales Revenue	5,470	4,904	4,673	12%	17%
Gross Profit(Loss)	391	(788)	(304)
Gross Margin%	7%	(16%)	(7%)
Operating Expenses	(1,003)	(1,114)	(1,490)	(10%)	(33%)
Operating Income(Loss)	(612)	(1,902)	(1,794)	(68%)	(66%)
Net Non-Operating Income(Loss)	(183)	708	(230)		(21%)
Income(Loss) Before Tax	(794)	(1,194)	(2,024)	(33%)	(61%)
Income Taxes	0	0	0
Net Income (Loss)	(794)	(1,194)	(2,024)	(33%)	(61%)

EPS(NT$)	(0.15)	(0.29)	(0.55)

			YoY Change
Unit: NT$ Million, Except EPS	2003	2002	Increase / (Decrease)

Net Sales Revenue	17,395	16,075	8%
Gross Profit	(3,159)	(768)	311%
Gross Margin%	(18%)	(5%)
Operating Expenses	(4,460)	(5,694)	(23%)
Operating Income (Loss)	(7,565)	(6,462)	17%
Net Non-Operating Income (Loss)	(633)	(4,895)	(87%)
Income Before Taxes	(8,198)	(11,357)	(28%)
Income Taxes	0	0
Net Income (Loss)	(8,198)	(11,357)	(28%)

EPS(NT$)	(2.13)	(3.10)

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

     The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “ Risk Factors” in the Company’s 2002 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2003. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Quiet Period Statement

     Macronix International Co., Ltd. intends to hold a fund raising activity for further business purpose. From the filing date to Taiwan SFC for such activity on December 24, 2003 until the end of the fund raising activity, the Company will observe a “Quiet Period”. The company will not publish nor give any forward-looking statements during this period. The Company’s most recent filings with the US SEC on, e.g. Forms 20F and with Taiwan SFC should be considered to be historical, speaking as of prior to the Quiet Period only and not subject to update by the Company.

About Macronix International Co., Ltd.

     Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,400 people worldwide.

     Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s CEO, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

     For more information, please visit the Company’s website at www.macronix.com.

Contacts:

Patrick Tang	Jonathan Lee
Macronix International Co., Ltd.	Macronix International Co., Ltd.
Public Relations	Finance Center
+0930 111 183	+03 578 6688 ext.76630
patricktang@mxic.com.tw	jonathanlee@mxic.com.tw

Macronix International Co., Ltd. ^^^^^^^^^?^^ Integrated Solutions Provider 2003 Q4 Investor Conference January 30, 2004

Safe Harbor Statement The presentation and discussion contain certain forward-looking statements with respect to the results of operation, financial condition and current expectation. The forward-looking statements are subject to known and unknown uncertainties and risks that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to the risk factors noted in MXIC's forward-looking statements in MXIC's Annual Report on Form 20F filed with the United States Securities and Exchange Commission on June 30, 2003.

Quiet Period Statement Macronix International Co., Ltd. intends to hold a fund raising activity for further business purpose. From the filing date to Taiwan SFC for such activity on December 24, 2003 until the end of the fund raising activity, the Company will observe a "Quiet Period". The company will not publish nor give any forward looking statements during this period. The Company's most recent filings with the US SEC on, e.g. Forms 20F and with Taiwan SFC should be considered to be historical, speaking as of prior to the Quiet Period only and not subject to update by the Company.

Agenda Welcome Miin Wu 4Q'03 Financial Results Paul Yeh Business Updates Miin Wu Remarks and Q&A Miin Wu

NT$M : except EPS Income Statement

NT$M Variance Analysis of Gross Profit

NT$M Highlight -- Net Non-Operating Income

Sales Breakdown by Segment NT$M OTHER SMS SLC EPROM MROM FLASH 2002Q4 38.359 32.642 779.932 118.546 2082.524 1578.633 2003Q3 37.413 579.899 186.074 43.454 2519.1 1538.033 2003Q4 70.985 978.571 367.057 47.03 2277.663 1729.059 31% 51% 4% 12% 32% 42% 18% 7% 34% 45% 3% 17%

Quantity Breakdown by Product Unit : Million (Excluding SMS wafer-based QTY) SMS SLC EPROM MROM Flash 2002 Q4 0.002 14.822 6.284 36.403 31.772 2003 Q3 0.021 2.386 2.42 47.072 41.008 2003 Q4 0.028 6.918 2.001 39.37 43.359 44% 51% 3% 43% 47% 8% 2% 50% 9% 15% 36% 3% Equivalent 8" WF base for SMS

Sales Breakdown by Technology NT$M > 0.4^m 0.32^m 0.25^m 0.18^m 0.15^m 2002Q4 624.945 1744.035 1347.489 956.582 0 2003Q3 106.964 1100.108 1866.383 1420.376 410.142 2003Q4 266.796 1100.108 1644.564 1486.666 841.52 37% 14% 20% 29% 15% 27% 22% 31% 4% 29% 38% 22% 2% 8%

US Europe Japan Asia 2002Q4 400.924 169.129 2923.168 1198.603 2003Q3 662.955 232.022 2612.873 1396.123 2003Q4 495.21 278.474 3165.675 1531.006 26% 9% 3% 63% 28% 53% 14% 5% 28% 58% 9% 5% Sales Breakdown by Customers' Origins NT$M Note : This chart does not reflect the actual shipment destination of Sales

Sales Breakdown by Application NT$M Communication Computer Consumer 2002Q4 442.667 666.028 3770.67 2003Q3 862.677 966.531 3309.068 2003Q4 1263.775 889.909 3284.117 14% 77% 9% 64% 17% 19% 60% 23% 17%

NT$M : except EPS Income Statement

NT$M Variance Analysis of Gross Profit

Annual Sales Breakdown by Segment NT$M SMS SLC EPROM MROM FLASH 2002 411.291 2895.892 593.465 7575.324 4356.998 2003 2328.475 1318.019 303.515 7463.913 5809.993 33% 43% 13% 9% 27% 47% 4% 19% 2% 3%

Flash 8Mb ASP Index Trend 2002Q1 2002Q2 2002Q3 2002Q4 2003Q1 2003Q2 2003Q3 2003Q4 ASP 100 83 76 75 68 64 63 73 ASP 100 83 76 75 68 64 63 73 ASP index: 2002Q1 is100

Quarterly Gross Margin Trend 2001Q3 2001Q4 2002Q1 2002Q2 2002Q3 2002Q4 2003Q1 2003Q2 2003Q3 2003Q4% 0.4262 0.24 -0.08 -0.048 -0.008 -0.0651 -0.5125 -0.3044 -0.16 0.07 Gross margin 2167 1024 -290.033 -197.161 -37.111 -353.12 -1538.897 -1223.276 -787.751 319.181 NT$M

8" Equivalent Wafer Out & Utilization Rate 2000Q2 2000Q3 2000Q4 2001Q1 2001Q2 2001Q3 2001Q4 2002Q1 2002Q2 2002Q3 2002Q4 2003Q1 2003Q2 2003Q3 2003Q4% 1.01 1.05 1.05 0.87 0.88 0.76 0.7 0.5 0.64 0.65 0.57 0.49 0.64 0.89 0.89 wf 138040 169518 188574 160919 162014 141187 129544 92453 113754 116602 101785 82554 109232 150646 151367 WF OUTPUT_ PC

Balance Sheet & Cash Flow Highlight * Cash is included cash, equivalent cash & short term investment

Agenda Welcome Miin Wu 4Q'03 Financial Results Paul Yeh Business Updates Miin Wu Remarks and Q&A Miin Wu

For more information regarding MXIC www.macronix.com For all inquiries, suggestions, and comments ir@mxic.com.tw Integrated Solutions Provider

Appendix: Annual Quantity Breakdown by Product Unit : Million (Excluding SMS wafer-based QTY) SMS SLC EPROM MROM Flash 2002 0.16412 51.089 28.433 138.129 92.088 2003 0.746 18.056 15.779 129.778 147.646 42% 47% 6% 5% 45% 9% 16% 30% Equivalent 8" WF base for SMS

Appendix: Annual Sales Breakdown by Technology NT$M > 0.4^m 0.32^m 0.25^m 0.18^m 0.15^m 2002 2294.766 6573.549 5572.966 1543.876 0 2003 824.265 5154.996 4994.248 4578.266 1843.206 41% 14% 10% 35% 11% 26% 29% 29% 5%

US Europe Japan Asia 2002 2486.253 1005.78 8437.973 4145.15 2003 2175.715 828.551 9144.802 5253.454 26% 15% 6% 52% 30% 53% 13% 5% NT$M Note : This chart does not reflect the actual shipment destination of Sales Appendix: Annual Sales Breakdown by Customers' Origins

Appendix: Annual Sales Breakdown by Application NT$M Communication Computer Consumer 2002 1869.378 3171.633 11976.179 2003 3547.491 3527.526 10945.976 19% 70% 11% 61% 20% 19%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: January 20, 2004	By:	/s/ Paul Yeh Name: Paul Yeh Title: Associate Vice President of Finance Center